United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

CVRD Issues 30-Year Notes

Rio de Janeiro, January 9, 2004 – Companhia Vale do Rio Doce (CVRD) announces that it has issued today US$ 500 million of 30-year Notes. The notes will bear a coupon of 8.25% per year, payable semi-annually and will be sold at 98.904% of their principal amount. The notes were priced with a yield to maturity of 8.35% and a spread of 336 bps over the 30-year US Treasury bonds. They will mature on January 17, 2034, and are rated Ba2 by Moody’s Investor Services. The 30-year tenor of the notes is the longest ever for a Brazilian company in the international capital markets.

The notes will be unsecured and unsubordinated obligations of Vale Overseas Limited and will be fully and unconditionally guaranteed by CVRD. The guarantee will rank pari passu with all of CVRD’s other unsecured and unsubordinated debt obligations. The net proceeds of the offering will be used for CVRD’s general corporate purposes.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole bookrunner for the offering and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as co-managers for the offering. The offering is being made pursuant to an effective shelf registration statement. A prospectus supplement with further information about the offering and the Company will be filed with the SEC. When available, copies of the prospectus supplement relating to the offering may be obtained from Merrill Lynch & Co., Prospectus Department, Four World Financial Center, New York, NY 10080.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For further information, please contact:

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: January 9, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer